FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated August 10, 2004, titled, “Telecom Argentina S.A. Announces Consolidated Six-Month Period (“1H04”) and Second Quarter (“2Q04”) Results for Fiscal Year 2004*”.

2.	Presentation entitled, “Telecom Argentina: Second Quarter - Fiscal Year 2004 (6-month period ended June 30, 2004) Earnings Results”.

FOR IMMEDlATE RELEASE

Market Cap: P$5,5 billion
(August 10, 2004)
Contacts:
Pedro Insussarry	Marlene Wechselblatt
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED SIX-MONTH PERIOD (“1H04”)

AND SECOND QUARTER (“2Q04”) RESULTS

FOR FISCAL YEAR 2004 *

MAJOR EVENTS AND DEVELOPMENTS

•	During 1H04 the following results were registered:

•	Net Revenues amounted to P$2,070MM (+ P$320 MM or +18% vs. 1H03) mainly due to the expansion of the mobile business.

•	Operating Profit amounted to P$132 MM (+P$139 MM vs. 1H03).

•	Net loss of P$230 MM (P$ -1,518 MM vs 1H03) was mainly due to a lower gain for exchange differences.

•	Shareholders Equity amounted to P$938 MM (-P$1,167 MM or -55% vs. 1H03).

•	Net Financial Debt as of June 30, 2004 reached P$7,161 MM (-P$314 MM or -4% vs. 1H03).

•	The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) increased to 7.2 (from 3.6 as of June 30, 2003).

•	The operations of the Company are still being influenced by the pesification and freeze of regulated tariffs. Additionally, the results of the Company continue to be highly impacted by the fluctuation of the exchange rate of the Peso vs the Dollar and the Euro.

	As of June 30
	2004	2003	Δ $	Δ %
Consolidated net revenues (in MM P$)	2.070	1.750	320	18%
Fixed Telephony	1.311	1.236	75	6%
Cellular	753	512	241	47%
Directories edition	6	2	4	200%
Operating Profit before D&A (in MM P$)	983	943	40	4%
Operating Profit/(Loss) (in MM P$)	132	(7)	139	-1979%
Net income / (loss) (in MM P$)	(230)	1.288	(1.518)	-118%
Shareholder’s equity (in MM P$)	938	2.105	(1.167)	-55%
Net financial debt (in MM P$)	7.161	7.475	(314)	-4%
CAPEX (in MM P$)	117	22	95	432%
Lines in service (Fixed lines -in thousands)	3.701	3.579	122	3%
Cellular customers (in thousands)	3.577	2.770	807	29%
Telecom Personal	3.101	2.254	847	38%
Núcleo	476	516	(40)	-8%
ADSL Total lines (in thousands)	94	54	40	74%
Arnet subscribers (in thousands)	216	187	29	16%
Dial-up	157	152	5	3%
ADSL	59	35	24	69%
Fixed traffic (in MM minutes)	7.941	7.579	362	5%
Incoming/Outgoing cellular traffic (in MM minutes)	1.659	1.158	501	43%
Average Revenue per user (ARPU ) Fixed Telephony (in P$)	39	39	0	0%
Average Revenue per user (ARPU ) Cellular Telephony (in P$)	34	30	4	13%

*	Non-financial data unaudited.

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Buenos Aires, August 10, 2004 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net loss of P$230 million for the six-month period ended June 30, 2004 (“1H04”). Comparatively, consolidated net income for the six-month period ended June 30, 2003 (“1H03”) was P$1,288 million. Consolidated net loss for second quarter of fiscal year 2004 (“2Q04”) was P$354 million. Comparatively, consolidated net income for 2Q03, was P$381 million.

Earnings/loss per share and ADR for 1H04 amounted to P$(0.23) and P$(0.87), respectively. Earnings per share/loss and ADR for 1H03, were P$1.31 and P$6.55, respectively. Earnings/loss per share and ADR for 2Q04 amounted to P$(0.36) and P$(1.80), respectively. In comparison, earnings/loss per share and ADR for 2Q03, were P$0.39 and P$1.95, respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1H04 represented, 48%, 6% and (11%) of net sales, respectively; compared with 54%, (0.40%) and 74%, respectively, for 1H03. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 2Q04 represented, 46%, 6% and (34%) of net sales, respectively; compared with 55%, 2% and 42%, respectively, for 2Q03.

Company Activities

Evolution of Consolidated Net Revenues

(1H04 vs. 1H03 comparison)

Consolidated net revenues for 1H04 totaled P$2,070 million, an increase of P$320 million, or 18%, compared with P$1,750 million for 1H03. The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$16 million, or 7%, to P$246 million during 1H04. Domestic long distance revenues increased by P$8 million, or 4%, reaching P$212 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 5%.

Monthly charges increased by P$14 million, or 5%, to P$311 million for 1H04, mainly due to the increase in customer lines. Customer lines as of June 30, 2004 increased to approximately

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3,400,000, due to the recovery in demand, compared to approximately 3,280,000 as of June 30, 2003. This level of lines in service is still lower than to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Revenues generated by interconnection services increased by P$28 million, or 40%, to P$98 million, mainly due to the increase of traffic transported by the fixed and cellular networks.

Regarding the international telephony activities during 1H04, revenues reached P$105 million increasing by P$3 million or 3%, mainly due to the increase in revenues of Telecom USA, Telecom Argentina’s subsidiary in the U.S.A.

Internet and Data Transmission

Revenues generated by the data transmission business totaled P$162 million, representing a decrease of P$4 million, or 2%, mainly due to the delay in the recovery of the demand for these services and to the price discounts applied to address increasing competition, partially offset by the increase in ADSL connections from other Internet providers. As of June 30, 2004 total lines in service with ADSL connections amounted to 93,600, an increase of 39,800, or 74%, compared to approximately 53,800 as of June 30, 2003. Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by P$8 million, or 29%, to P$36 million, mainly due to the higher number of subscribers in ADSL high-speed access. As of June 30, 2004, the number of Arnet’s ADSL subscribers reached approximately 59,400, while Internet dial-up customers reached approximately 156,700, increasing by 69% and 3%, respectively.

Cellular Telephony

The revenues generated by the cellular business during 1H04 increased by P$241 million, or 47%, to P$753 million.

Revenues of Telecom Personal in Argentina increased by P$228 million, or 52%, to P$670 million, mainly due to the higher number of subscribers, to the increase in outgoing and incoming traffic and to the increase in sales of

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handsets, in part, supported by the development of the GSM network.

Furthermore, the average revenue per user increased by 13% (to P$34 per customer, including revenues for TLRD or termination of calls coming from other cellular operators). Likewise, total cellular traffic increased by 43%.

Total cellular subscribers of Telecom Personal in Argentina reached approximately 3,100,000 at June 30, 2004, representing an increase of approximately 847,000 customers, or 38%.

It must be noted that during the first semester the level of competition in the cellular market has increased significantly after the launch of GSM. Accordingly, Telecom Personal continued to increase the coverage and capacity of its GSM network and has continued with marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of June 30, 2004 amounted to approximately 2,439,000 prepaid subscribers, representing 79% of the total customer base, and approximately 662,000 post-paid subscribers, representing the remaining 21% .

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$83 million in revenues during 1H04, which are consolidated into the mobile telephony segment together with the revenues of Telecom Personal. Nucleo’s 1H04 revenues represented an increase of P$13 million, or 19% .

As of June 30, 2004, Núcleo had approximately 476,000 customers, a decrease of approximately 8% due to the loss of dormant prepaid customers whose elimination from Nucleo’s customer base was mandated by the Paraguayan regulatory authority.

Directories

In the telephone directories’ publishing business, revenues from the affiliated company Publicom increased by P$4 million to P$6 million during 1H04 due to the positive evolution in the sales of advertising space by Paginas Amarillas product and the publication of several special directories.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for 1H04 increased by P$181 million, or 9%, to P$l,938 million, mainly due to the increase in labor, materials and supplies, advertising, commission for handsets sales and TLRD costs in the cellular telephony. The evolution of costs is related to the increase in sales in the mobile telephony.

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Salaries and social security contributions increased by P$58 million, or 25%, to P$286 million primarily due to the increase in salaries granted during the second semester of last year and the increase in headcount as a consequence of the addition in September 2003 of employees previously employed by third parties and whose costs were previously accounted for under Services Fees. As of June 30, 2004, the headcount totaled 14,175, compared to 13,099 as of June 30, 2003.

The allowance for doubtful accounts decreased by P$11 million, or 85%, to P$2 million. The positive evolution was related to the improvement in the levels of collection and the recovery of past due accounts especially in the fixed telephony business.

Sales commissions increased by P$35 million, or 85%, to P$76 million for 1H04, as a consequence of commissions paid for new customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by P$31 million, or 388%, to P$39 million for 1H04. This increase was mainly due to higher media advertising expenses for the Internet and cellular businesses.

In the cellular telephony business, TLRD costs, which have been accounted since mid-2003, reached P$53 million. Additionally, in 1H04 the cost of cellular handset increased by $72 million reaching P$75 million mainly due to the increase in handsets sales as a consequence of the cellular business growth after the launch of GSM service.

Depreciation of fixed and intangible assets decreased by P$99 million, or 10%, to P$851 million during 1H04 as a consequence of the end of the amortization period of certain assets.

Financial and Holding Results

The loss resulting from financial and holding results reached P$298 million for 1H04 as compared to a gain of P$l,019 million in 1H03. The difference can be largely attributed to the lower results by P$l,228 million as net currency exchange differences derived from the depreciation of the Peso on the Consolidated Net Debt. In addition, the Company has taken a charge of P$58 million, related to the reevaluation of the Argentina 2004 Bond (see Note 11 of the Financial Statements)

Other Expenses

Other expenses (net) decreased by P$31 million, or 36%, to P$55 million for the 1H04 mainly as a result of lower severance payments and lower provisions for lawsuits.

Cash flow and Net Financial Debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$314 million, or 4%, to P$7,161 million for 1H04 compared with 1H03 (P$7,475 million), as a consequence of the cash flow generation of the company partially offset by accrued interests and exchange rate differences.

Investments

Of the total amount of P$117 million invested during 1H04, P$29 million, or 25%, corresponds to fixed-line telephony, data transmission and Internet, and P$88 million or 75% to the cellular business as Telecom Personal continues with the deployment of the GSM network.

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Note: Material and supplies not included.

Other Matters

Debt Restructuring

After having launched its APE Solicitation process on June 22, 2004, the Company announced on August 9, 2004, that it had achieved a participation of approximately 87% of the principal amount of its outstanding debt, in its Acuerdo Preventivo Extrajudicial (“APE”) solicitation process. It also indicated that certain creditors have notified Telecom Argentina of their intention to participate through notices of guaranteed delivery, which, if the related letters of transmittal are duly delivered, it is expected to increase the level of participation in its APE Solicitation. Moreover, Telecom Argentina informed it will consider accepting additional submissions through August 13, 2004 subject to regulatory restrictions in certain jurisdictions.

Finally, on July 28, 2004, Telecom Personal notified its creditors that in response to requests received for additional time to properly complete their letters of transmittal, the expiration date of the Telecom Personal solicitation was extended to August 13, 2004.

Agreement with the National Government

On May 20, 2004, the President of Telecom, Mr. Amadeo Vázquez, signed a letter of agreement with the National Government by which it was agreed:

•	To maintain the actual tariff structure for the Basic Telephony Services until December 31, 2004.

•	The development of services for the “Jefas and Jefes de Hogar” plan (social and unemployment plans), that will be implemented according to the requirements of the Regulatory Authority.

•	To expand, at promotional prices, the Internet access to the interior of the Country.

•	To reach an agreement on the renegotiations of the contract by December 31, 2004.

***********

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On June 30, 2004, Telecom had 984,380,978 shares outstanding.

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For more information, please contact Financial Planning & Investor Relations Department:
Pedro Insussarry 54-11-4968-3743 pinsussa@ta.telecom.com.ar
Moira Colombo
54-11-4968-3628
mcolombo@ta.telecom.com.ar
Gaston Urbina
54-11-4968-3627
gurbina@ta.telecom.com.ar
Mensajes: 54-11-4968-3627 Fax: 54-11-4313-5842

For information about Telecom Group services visit:
www.telecom.com.ar
www.telecompersonal.com.ar
www.arnet.com.ar
epymes.com.ar
www.highway.arnet.com.ar
www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of

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unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

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TELECOM ARGENTINA S.A.

Consolidated information

SIX MONTH PERIOD AND SECOND QUARTER-FISCAL YEAR 2004.

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Jun-30 2004	Dic-31 2003	Δ $	Δ%
Cash, equivalents and investments	3.210	2.467	743	30%
Trade receivables	570	581	(11)	-2%
Other current assets	166	136	30	22%

TOTAL CURRENT ASSETS	3.946	3.184	762	24%

Fixed & Intangible assets	8.133	8.846	(713)	-8%
Other non-current assets	245	240	5	2%

TOTAL NON-CURRENT ASSETS	8.378	9.086	(708)	-8%

TOTAL ASSETS	12.324	12.270	54	0%

Accounts payable	435	451	(16)	-4%
Loans	10.346	9.996	350	4%
Reserves	29	15	14	93%
Other current liabilities	199	222	(23)	-10%

TOTAL CURRENT LIABILITIES	11.009	10.684	325	3%

Loans	25	86	(61)	-71%
Reserves	224	210	14	7%
Other non-current liabilities	70	69	1	1%

TOTAL NON-CURRENT LIABILITIES	319	365	(46)	-13%

TOTAL LIABILITIES	11.328	11.049	279	3%

Minority Interest	34	32	2	6%
Temporary differences from translation	24	21	3	14%
Shareholders’ equity	938	1.168	(230)	-20%

TOTAL LIABILITIES AND EQUITY	12.324	12.270	54	0%

2- Consolidated Loans
	Jun-30 2004	Dic-31 2003	Δ $	Δ %
Corporate Bonds	4.819	4.912	(93)	-2%
Banks	1.733	1.638	95	6%
On purchase of fixed assets and inventories	2.609	2.595	14	1%
Accrued interest	1.015	747	268	36%
Penalties or default interest	170	104	66	63%

TOTAL CURRENT LOANS	10.346	9.996	350	4%

Banks	25	86	(61)	-71%

TOTAL NON-CURRENT LOANS	25	86	(61)	-71%

TOTAL LOANS	10.371	10.082	289	3%

9

3-	Consolidated Income Statement

Six -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ%
Net revenues	2.070	1.750	320	18%
Cost of services provided	(1.383)	(1.244)	(139)	11%

GROSS PROFIT	687	506	181	36%

Administrative expenses	(125)	(137)	12	-9%
Selling expenses	(430)	(376)	(54)	14%

OPERATING (LOSS)/PROFIT	132	(7)	139	-1979%

Net financial & holding results	(298)	1.019	(1.317)	-129%
Debt Restructuring Results	—	374	(374)	-100%
Other incomes & expenses	(55)	(86)	31	-36%

RESULTS FROM ORDINARY OPERATIONS	(221)	1.300	(1.521)	-117%

Taxes on income	(8)	—	(8)	—
Minority interest	(1)	(12)	11	-92%

NET (LOSS)/INCOME	(230)	1.288	(1.518)	-118%

Operating (Loss)/Profit before D&A	983	943	40	4%

As a % of Net Revenues	47%	54%

Consolidated Income Statement

Three -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ %
Net revenues	1.053	899	154	17%
Cost of services provided	(702)	(607)	(95)	16%

GROSS PROFIT	351	292	59	20%

Administrative expenses	(70)	(73)	3	-4%
Selling expenses	(214)	(202)	(12)	6%

OPERATING (LOSS)/PROFIT	67	17	50	293%

Net financial & holding results	(393)	58	(451)	-778%
Debt Restructuring Results	—	374	(374)	-100%
Other incomes & expenses	(24)	(63)	39	-62%

RESULTS FROM ORDINARY OPERATIONS	(350)	386	(736)	-191%

Taxes on income	(4)	(1)	(3)	300%
Minority interest	—	(4)	4	-100%

NET (LOSS)/INCOME	(354)	381	(735)	-193%

Operating (Loss)/Profit before D&A	489	490	(1)	0%

As a % of Net Revenues	46%	55%

10

4-	Consolidated Statement of Cash Flow

Six -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ %
Net income	(230)	1.288	(1.518)	-118%
Depreciation and Amortization	851	950	(99)	-10%
Increase in provisions	62	16	46	288%
(Increase)/decrease in assets	(94)	(230)	136	59%
(Decrease)/increase in liabilities	(6)	158	(164)	-104%
Others, net	356	(1.398)	1.754	125%

Total Funds generated by Operating Activities	939	784	155	20%

Total Funds applied to Investing Activities	(61)	(27)	(34)	-126%

Increase in financial debt, net	(2)	(5)	3	60%
Debt Restructuring Results		(421)	421	-100%
Interests and financial expenses	(7)	(328)	321	98%

Total Funds applied to Financing Activities	(9)	(754)	745	99%

Increase/(decrease) of Funds	869	3	866	28867%

Consolidated Statement of Cash Flow

Three -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ %
Net income	(354)	381	(735)	-193%
Depreciation and Amortization	422	473	(51)	-11%
Increase in provisions	62	16	46	288%
(Increase)/ decrease in assets	(72)	(116)	44	38%
(Decrease)/increase in liabilities	20	71	(51)	-72%
Others, net	480	(375)	855	228%

Total Funds generated by Operating Activities	558	450	108	24%

Total Funds applied to Investing Activities	20	(42)	62	148%

Increase in financial debt, net	(2)	(4)	320	99%
Debt Restructuring Results	—	(421)	743	99%
Interests and financial expenses	(2)	(322)	2	50%

Total Funds applied to Financing Activities	(4)	(747)	743	99%

Increase/(decrease) of Funds	574	(339)	913	269%

11

5-	Consolidated Revenues Breakdown

Six -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ %
Fixed Telephony	1.008	940	68	7%

Measured service
Local	246	230	16	7%
DLD	212	204	8	4%
Monthly charges	311	297	14	5%
Public telephones	84	84	—	0%
Interconnection	98	70	28	40%
Others	57	55	2	4%

International Telephony	105	102	3	3%

Data transmission	160	166	(6)	-4%

Data transmission Services	77	100	(23)	-23%
Monthly charges & Internet Traffic	73	62	11	18%
Others	10	4	6	150%

Internet	36	28	8	29%

Cellular Telephony	753	512	241	47%

Telecom Personal	670	442	228	52%

Monthly fee and measured service	142	117	25	21%
Pre-paid card	156	114	42	37%
Calling Party Pays	174	142	32	23%
TLRD *	58	16	42	263%
Others	140	53	87	164%

Nucleo	83	70	13	19%

Monthly fee and measured service	17	17	—	0%
Pre-paid card	28	15	13	87%
Calling Party Pays	23	30	(7)	-23%
TLRD *	8	—	8	—
Others	7	8	(1)	-13%

Telephone Directories (Publicom)	6	2	4	200%

TOTAL NET REVENUES	2.068	1.750	318	18%

Consolidated Revenues Breakdown

Three -Month Comparison

	Jun-30
	2004	2003	Δ $	Δ %
Fixed Telephony	504	478	26	5%

Measured service
Local	128	126	2	2%
DLD	105	104	1	1%
Monthly charges	157	144	13	9%
Public telephones	40	41	(1)	-2%
Interconnection	48	35	13	37%
Others	26	28	(2)	-7%

International Telephony	51	49	2	4%

Data transmission	81	83	(2)	-2%

Data transmission Services	51	68	(17)	-25%
Monthly charges & Internet Traffic	38	34	4	12%
Others	(8)	(19)	11	-58%

Internet	18	14	4	29%

Cellular Telephony	393	275	118	43%

Telecom Personal	352	241	111	46%

Monthly fee and measured service	76	60	16	27%
Pre-paid card	70	61	9	15%
Calling Party Pays	114	76	38	50%
TLRD *	32	16	16	100%
Others	60	28	32	114%

Nucleo	41	34	7	21%

Monthly fee and measured service	8	8	—	0%
Pre-paid card	14	7	7	100%
Calling Party Pays	12	15	(3)	-20%
TLRD *	3	—	3	—
Others	4	4	—	0%

Telephone Directories (Publicom)	4	—	4	—

TOTAL NET REVENUES	1.051	899	152	17%

*	Charges for the termination of calls of the cellular operators.

12

6-	Consolidated Income Statement by Activities

Six-month period - FY 2004 (01/01/04 - 06/30/04)

(In million of Argentine pesos)

	Activities				Variation vs 1H03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	1.311	753	6	2.070	320	18%

Salaries and social security contributions	(240)	(41)	(5)	(286)	(58)	25%
Taxes	(70)	(70)	(1)	(141)	(16)	13%
Materials and supplies	(78)	(17)	(2)	(97)	(28)	41%
Allowance for doubtful accounts	6	(7)	(1)	(2)	11	-85%
Settlement charges	(39)	—	—	(39)	(2)	5%
Interconnection cost	(66)	—	—	(66)	(6)	10%
Lease of lines and circuits	(16)	(1)	—	(17)	6	-26%
Service fees	(24)	(5)	(1)	(30)	12	-29%
Advertising	(11)	(28)	—	(39)	(31)	388%
Sales commissions	(9)	(67)	—	(76)	(35)	85%
Others	(84)	(210)	—	(294)	(133)	83%

Operating (Loss)/Profit before D & A	680	307	(4)	983	40	4%
Operating (Loss)/Profit before D & A Margin	52%	41%	-67%	47%	(0)	-12%
Depreciation of fixed assets	(643)	(154)	(1)	(798)	97	-11%
Amortization of intangible assets	(31)	(22)	—	(53)	2	-4%

OPERATING RESULTS	6	131	(5)	132	139	-1986%

Interest on assets	(31)	8	1	(22)	89	-80%
Interest on liabilities	(188)	(88)	—	(276)	(1.406)	-124%

FINANCIAL AND HOLDING INCOME	(219)	(80)	1	(298)	(1.317)	-129%

DEBT RESTRUCTURING INCOME	—	—	—	—	(374)	-100%

OTHER INCOMES AND EXPENSES	(38)	(16)	(1)	(55)	31	-36%

INCOME FROM ORDINARY OPERATIONS	(251)	35	(5)	(221)	(1.521)	-117%

Taxes on income	—	(9)	1	(8)	(8)	—
Minority interest	—	(1)	—	(1)	11	-92%

NET (LOSS)/INCOME	(251)	25	(4)	(230)	(1.518)	-118%

Consolidated Income Statement by Activities

Six-month period FY 2003 (01/01/03 - 06/30/03)

(In million of Argentine pesos)

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	1.236	512	2	1.750

Salaries and social security contributions	(191)	(34)	(3)	(228)
Taxes	(74)	(51)	—	(125)
Materials and supplies	(54)	(14)	(1)	(69)
Allowance for doubtful accounts	(5)	(7)	(1)	(13)
Settlement charges	(37)	—	—	(37)
Interconnection cost	(60)	—	—	(60)
Lease of lines and circuits	(13)	(10)	—	(23)
Service fees	(37)	(4)	(1)	(42)
Advertising	(4)	(4)	—	(8)
Sales commissions	(12)	(29)	—	(41)
Others	(76)	(84)	(1)	(161)

Operating (Loss)/Profit before D & A	673	275	(5)	943
Operating (Loss)/Profit before D & A Margin	54%	54%	-250%	54%
Depreciation of fixed assets	(731)	(162)	(2)	(895)
Amortization of intangible assets	(32)	(23)	—	(55)

OPERATING RESULTS	(90)	90	(7)	(7)

Interest on assets	(83)	(37)	9	(111)
Interest on liabilities	821	307	2	1.130

FINANCIAL AND HOLDING INCOME	738	270	11	1.019

DEBT RESTRUCTURING INCOME	279	90	5	374

OTHER INCOMES AND EXPENSES	(45)	(30)	(11)	(86)

INCOME FROM ORDINARY OPERATIONS	882	420	(2)	1.300

Taxes on income	—	—	—	—
Minority interest	—	(12)	—	(12)

NET (LOSS)/INCOME	882	408	(2)	1.288

13

7-	Consolidated Income Statement by Activities

Three-month period FY 2004 (03/31/04 - 06/30/04)

(In million of Argentine pesos)

	Activities				Variación vs 2Q03
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	656	393	4	1.053	154	17%

Salaries and social security contributions	(127)	(23)	(3)	(153)	(37)	32%
Taxes	(34)	(35)	(1)	(70)	(7)	11%
Materials and supplies	(40)	(8)	(1)	(49)	(12)	32%
Allowance for doubtful accounts	3	(5)	(1)	(3)	3	-50%
Settlement charges	(19)	—	—	(19)	(3)	19%
Interconnection cost	(32)	—	—	(32)	—	0%
Lease of lines and circuits	(8)	(1)	—	(9)	3	-25%
Service fees	(12)	(2)	(1)	(15)	1	-6%
Advertising	(5)	(12)	—	(17)	(14)	467%
Sales commissions	4	(28)	—	(24)	(19)	380%
Others	(52)	(122)	1	(173)	(70)	68%

Operating (Loss)/Profit before D & A	334	157	(2)	489	(1)	0%
Operating (Loss)/Profit before D & A Margin	-1%	-1%	33%	-1%	(1)	-102%
Depreciation of fixed assets	(318)	(77)	—	(395)	51	-11%
Amortization of intangible assets	(16)	(11)	—	(27)	—	0%

OPERATING RESULTS	—	69	(2)	67	50	294%

Interest on assets	18	(5)	1	14	(16)	-53%
Interest on liabilities	(343)	(64)	—	(407)	(435)	-1554%

FINANCIAL AND HOLDING INCOME	(325)	(69)	1	(393)	(451)	-778%

DEBT RESTRUCTURING INCOME	—	—	—	—	(374)	-100%

OTHER INCOMES AND EXPENSES	(18)	(5)	(1)	(24)	39	-62%

INCOME FROM ORDINARY OPERATIONS	(343)	(5)	(2)	(350)	(736)	-191%

Taxes on income	—	(4)	—	(4)	(3)	300%
Minority interest	—	—	—	—	4	-100%

NET (LOSS)/INCOME	(343)	(9)	(2)	(354)	(735)	-193%

Consolidated Income Statement by Activities

Three-month period FY 2003 (03/31/03 - 06/30/03)

(In million of Argentine pesos)

	Activities
	Fixed Telephony	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	624	275	—	899

Salaries and social security contributions	(98)	(17)	(1)	(116)
Taxes	(35)	(28)	—	(63)
Materials and supplies	(30)	(7)	—	(37)
Allowance for doubtful accounts	(1)	(4)	(1)	(6)
Settlement charges	(16)	—	—	(16)
Interconnection cost	(32)	—	—	(32)
Lease of lines and circuits	(6)	(6)	—	(12)
Service fees	(15)	—	(1)	(16)
Advertising	(1)	(2)	—	(3)
Sales commissions	3	(8)	—	(5)
Others	(51)	(52)	—	(103)

Operating (Loss)/Profit before D & A	342	151	(3)	490
Operating (Loss)/Profit before D & A Margin	55%	55%	0%	55%
Depreciation of fixed assets	(365)	(80)	(1)	(446)
Amortization of intangible assets	(16)	(11)	—	(27)

OPERATING RESULTS	(39)	60	(4)	17

Interest on assets	27	(6)	9	30
Interest on liabilities	(19)	47	—	28

FINANCIAL AND HOLDING INCOME	8	41	9	58

DEBT RESTRUCTURING INCOME	279	90	5	374

OTHER INCOMES AND EXPENSES	(30)	(23)	(10)	(63)

INCOME FROM ORDINARY OPERATIONS	218	168	—	386

Taxes on income	—	—	(1)	(1)
Minority interest	—	(4)	—	(4)

NET (LOSS)/INCOME	218	164	(1)	381

14

8-	Ratios

	06/30/2004	12/31/2003
Liquidity	0,4	0,3
Consolidated Financial Indebtedness (*)	7,6	6,5
Total Consolidated Indebtedness	11,7	9,2
Return on equity (**)	(0,2)	(10,8)

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.

(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

9-	Statistical Data

	FIXED TELEPHONY
	30-Jun-04			30-Jun-03
TELECOM	Acumul. (1)	6m	3m	Acumul. (1)	6m	3m
Installed lines	3.801.410	1.325	591	3.800.300	(2.164)	(2.224)
Lines in service (1)	3.700.622	44.763	27.076	3.578.557	(11.727)	18.640
Customer lines	3.409.261	47.920	29.235	3.285.070	(8.882)	18.681
Public telephony lines	81.411	1.284	737	79.360	(452)	20
Digitalization (%)	100	0	100	100	0	100
Fixed lines in service per 100 inhabitants (northern region)	19,7	0	0	19,2	(0,2)	0,0

(1)	Includes direct inward dialing numbers connected to digital trunk lines

15

TELECOM ARGENTINA S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER- FISCAL YEAR 2004.

(In millions of Argentine pesos)

10-	Balance Sheet

	Jun-30 2004	Dic-31 2003	Δ $	Δ $
Cash, equivalents and investments	2.716	2.028	688	34%
Trade receivables	325	317	8	3%
Other current assets	65	119	(54)	-45%

TOTAL CURRENT ASSETS	3.106	2.464	642	26%

Fixed & Intangible assets	5.910	6.552	(642)	-10%
Other non-current assets	928	980	(52)	-5%

TOTAL NON-CURRENT ASSETS	6.838	7.532	(694)	-9%

TOTAL ASSETS	9.944	9.996	(52)	-1%

Accounts payable	236	243	(7)	-3%
Loans	8.402	8.206	196	2%
Reserves	10	10	—	0%
Other current liabilities	147	166	(19)	-11%

TOTAL CURRENT LIABILITIES	8.795	8.625	170	2%

Compensation and social benefits payable	31	30	1	3%
Others liabilities	34	34	—	0%
Reserves	146	139	7	5%

TOTAL NON-CURRENT LIABILITIES	211	203	8	4%

TOTAL LIABILITIES	9.006	8.828	178	2%

Shareholders’ equity	938	1.168	(230)	-20%

TOTAL LIABILITIES AND EQUITY	9.944	9.996	(52)	-1%

11-	Income Statement

Six-Month Comparison

	30-Jun		Δ $	Δ $
	2004	2003
Net revenues	1.378	1.292	86	7%
Cost of services provided	(949)	(959)	10	1%

GROSS PROFIT	429	333	96	29%

Administrative expenses	(71)	(83)	12	14%
Selling expenses	(284)	(287)	3	1%

OPERATING (LOSS)/PROFIT	74	(37)	111	300%

Equity income from related companies	(50)	347	(397)	-114%
Net financial & holding results	(218)	743	(961)	-129%
Debt Restructuring Results	—	279	(279)	-100%
Other incomes & expenses	(36)	(44)	8	18%

RESULTS FROM ORDINARY OPERATIONS	(230)	1.288	(1.518)	-118%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(230)	1.288	(1.518)	-118%

Operating (Loss)/Profit before D & A	748	726	22	3%

As a % of Net Revenues	54%	56%

Income Statement

Three -Month Comparison

	30-Jun		Δ $	Δ %
	2004	2003
Net revenues	689	654	35	5%
Cost of services provided	(476)	(462)	(14)	-3%

GROSS PROFIT	213	192	21	11%

Administrative expenses	(39)	(47)	8	17%
Selling expenses	(140)	(157)	17	11%

OPERATING (LOSS)/PROFIT	34	(12)	46	383%

Equity income from related companies	(47)	133	(180)	-135%
Net financial & holding results	(324)	11	(335)	-3045%
Debt Restructuring Results	—	279	(279)	-100%
Other incomes & expenses	(17)	(30)	13	43%

RESULTS FROM ORDINARY OPERATIONS	(354)	381	(735)	-193%

Taxes on income	—	—	—	—

N ET (LOSS)/INCOME	(354)	381	(735)	-193%

Operating (Loss)/Profit before D & A	368	369	(1)	0%

As a % of Net Revenues	53%	56%

16

TELECOM PERSONAL S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER-FISCAL YEAR 2004.

(In millions of Argentine pesos)

12-	Balance Sheet

	Jun-30 2004	Dic-31 2003	Δ $	Δ %
Cash, equivalents and investments	524	452	72	16%
Trade receivables	175	173	2	1%
Other current assets	94	41	53	129%

TOTAL CURRENT ASSETS	793	666	127	19%

Trade receivables	89	77	12	16%
Fixed & Intangible assets	1.884	1.942	(58)	-3%
Other non-current assets	72	68	4	6%

TOTAL NON-CURRENT ASSETS	2.045	2.087	(42)	-2%

TOTAL ASSETS	2.838	2.753	85	3%

Accounts payable	196	212	(16)	-8%
Loans	1.851	1.681	170	10%
Reserves	17	3	14	467%
Other current liabilities	46	49	(3)	-6%

TOTAL CURRENT LIABILITIES	2.110	1.945	165	8%

Reserves	71	64	7	11%
Loans	—	59	(59)	-100%
Other non-current liabilities	4	4	—	0%

TOTAL NON-CURRENT LIABILITIES	75	127	(52)	-41%

TOTAL LIABILITIES	2.185	2.072	113	5%

Temporary differences from translation	24	21	3	14%
Shareholders’ equity	629	660	(31)	-5%

TOTAL LIABILITIES AND EQUITY	2.838	2.753	85	3%

13-	Income Statement

Six - Month Comparison

	30-Jun		Δ $	Δ %
	2004	2003
Net revenues	675	448	227	51%
Cost of services provided	(438)	(293)	(145)	-49%

GROSS PROFIT	237	155	82	53%

Administrative expenses	(39)	(40)	1	3%
Selling expenses	(134)	(78)	(56)	-72%

OPERATING (LOSS)/PROFIT	64	37	27	73%

Equity income from related companies	1	24	(23)	-96%
Financial & holding results	(80)	239	(319)	-133%
Debt Restructuring Results	—	90	(90)	-100%
Other incomes & expenses	(16)	(29)	13	45%

RESULTS FROM ORDINARY OPERATIONS	(31)	361	(392)	-109%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(31)	361	(392)	-109%

Operating (Loss)/Profit before D & A	200	187	13	7%

As a % of Net Revenues	30%	42%

Income Statement

Three-Month Comparison

	Jun-30		Δ $	Δ %
	2004	2003
Net revenues	354	243	111	46%
Cost of services provided	(227)	(152)	(75)	-49%

GROSS PROFIT	127	91	36	40%

Administrative expenses	(24)	(18)	(6)	-33%
Selling expenses	(68)	(40)	(28)	-70%

OPERATING (LOSS)/PROFIT	35	33	2	6%

Equity income from related companies	(1)	7	(8)	-114%
Financial & holding results	(67)	32	(99)	-309%
Debt Restructuring Results	—	90	(90)	-100%
Other incomes & expenses	(5)	(22)	17	77%

RESULTS FROM ORDINARY OPERATIONS	(38)	140	(178)	-127%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	(38)	140	(178)	-127%

Operating (Loss)/Profit before D & A	103	105	(2)	-2%

As a % of Net Revenues	29%	43%

17

Telecom Argentina

Second Quarter - Fiscal Year 2004 (6-month period ended June 30, 2004) Earnings Results

UNAUDITED DATA

Agenda

General context and evolution of the Telecom group

Evolution of the Fixed-line Business

Evolution of the Cellular Business

Debt Restructuring

UPDATE

On June 22, 2004 the Company launched the solicitation to grant powers of attorney or commitments to approve the restructuring of all of its outstanding financial debt. The solicitation expired on August 6, 2004.

On August 9, 2004 the Company announced that it had achieved participation from creditors representing approximately 87% of the principal amount of its outstanding debt. It also indicated that certain creditors have notified their intention to participate in the solicitation process through notices of guaranteed delivery, which, if the related letters of transmittal are duly delivered, are expected to increase the level of participation in the solicitation.

Once the settlement agent has completed processing the letters of transmittal, and made the corresponding calculations of principal face amount adjustments, US$ equivalents and the Modified Dutch Auction purchase price, the Company expects to announce the amounts of outstanding debt that have been allocated into Options A, B and C.

Telecom proposes to restructure all of its outstanding unsecured financial debt by issuing new unsecured notes with new terms and/or by paying cash consideration in accordance with the three different options, as described in the solicitation statement. Once satisfied the conditions precedent, the Company will proceed to exchange the existing securities and loans for new unsecured notes and pay the cash considerations as described in the solicitation statement.

Country environment

Macroeconomic context:

During 2Q04, the macro economic scenario showed a stable environment.

The Peso-to-US Dollar exchange experienced a slight deterioration to 2.96 pesos per dollar. Consumer price inflation marginally increased; CPI grew 2.2% during the quarter and 4.9% for the last 12 months.

Despite these favorable results, Argentina is still recovering from a recession, but uncertainties continue with respect to the macroeconomic scenario and structural reforms, such as the energy crisis, the reform of the banking system, the sovereign debt restructuring and the tax sharing system (“tax co-participation”).

Sovereign debt restructuring:

The Government has disclosed the terms and conditions of its restructuring plan, scheduled to be launched in the 3Q04.

The debt restructuring proposal will contemplate an important nominal haircut, lower interest rates and longer repayment terms.

The Argentine Government has complied with most of the quantitative goals set in the IMF agreement but the continuity of the agreement depends on the the outcome of the debt’s restructuring process.

Political situation:

The Government popularity’s has decline but it still enjoys high popular support.

Regulatory environment:

After signing the Letter of Understanding with the Argentine Government, no significant developments in the tariff renegotiation have occurred.

Corporate recent developments

Despite the stable environment, the Company is now facing new challenges:

After the announcements of mergers and acquisitions in the industry, significant market consolidation is expected to occur in both fixed-line and cellular businesses.

The cellular market continues to experience an increased level of activity. This has resulted in incremental revenue but with higher commercial expenses. The market situation is showing a more aggressive competitive scenario, impacting commercial costs, handset subsidies and the speed of GSM network deployments.

After two years of significantly low levels of capital expenditures, the Company has started some projects in the fixed-line business, mainly allocated to external plant and maintenance of the network.

Additionally, due to the increase in demand of broadband services, the Company continues to invest in the expansion of the coverage and capacity of its ADSL service.

2Q04 earnings results show the effect of the wages increases granted in second half of 2003.

Main variations for the 1 semester of Fiscal Year 2004

ST

+ P$ 241 MM Cellular Telephony of which + P$ 44 MM Handset sales + P$ 50 MM TLRD*

+ P$ 68 MM Fixed Telephony

+ P$ 72 MM Cost of cellular handsets

+ P$ 58 MM Salaries & Social. Sec. Contrib.

+ P$ 38 MM TLRD *

+ P$ 35 MM Agent commission and card sales

+ P$ 31 MM Advertising

+ P$ 28 MM Material and supplies

In MM $

Net Revenues Operating costs

Operating Profit Before D&A Margin Depreciation & amortization OPERATING PROFIT / (LOSS) Margin NET (LOSS) / INCOME Margin

6 months ended 06/30/04 6 months ended 06/30/03 $ Var. % Var.

2.070 1.750 320 18%

(1.087) (807) (280) 35%

983 943 40 4%

47% 54%

851 950 (99) -10%

132 (7) 139 -1979%

6% 0%

(230) 1.288 (1.518) -118%

-11% 74%

-	P$ 1.228 MM in Foreign Exchange gains

* Charges related to the termination of calls in third-party cellular networks

Revenues Evolution

“All businesses, excluding fixed lines, show an interesting growth, that on a consolidated basis resulted in an 18% growth rate.”

28

70

1.750

442

1.210

6%

71

+29%

8

+52%

228

+17%

13

2.070

670

83

36

1.281

IN MM $

6 Months 03

Fixed Line Business

Internet-Arnet

Cellular (Arg)

Cellular (Paraguay)

6 Months 04

Fixed Line Business Internet-Arnet Cellular (Arg) Cellular (Paraguay)

Main Drivers

+ 122.000 Lines in Service Fixed ARPU P$ 41 (+3%)

+ Fixed-line traffic (+5%)

+ 24.000 ADSL Subs.

+ 5.000 Dial – Up Subs.

+ 847.000 Cellular Customers (38%) *

+ Cellular ARPU P$ 34 (+13%) *

+ Cellular traffic (+41%) *

* Relates to data of Telecom Personal in Argentina

Operating costs — significant variables

Salaries & Social Securities Contributions

“The evolution of labor costs responds mainly to the increase in wages, extraordinary bonuses, higher labor taxes and incorporation of contracted employees.”

14.453

13.515

13.377

13.091

12.873

13.944

14.059

14.175

130

110

112

116

133

143

133

153

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar04 Jun04

MM $

Employees

Commercial costs

(in MM P$ non-adjusted)

42

13

8

21

16 1 10 5

20 2

13 5

32 1

28 3

37

2 27

8

73

17 28 28

89

29

38

22

98

43

38

17

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar04 Jun04

Advertising

Cost of cellular handsets

Commission paid & card sales

“Commercial costs have increased as a consequence of higher advertising expenses, increased cellular handsets costs and higher commissions to vendors as a result of the expansion in the cellular business, and higher levels of competition.”

Evolution of OPBDA * per activity

“The expansion in revenues was the main driver for the growth in OPBDA in the cellular business, partially compensated by the increase in commercial expenses.”

275

668

+6% %%

79

+47%

241

+12%

71

+88%

209

307

676

+12%

+1%

IN MM $

1H03 Fixed Cellular Fixed Cellular 1H04

REVENUES (1) (2) OPERATING COSTS

OPBDA Fixed Telephony OPBDA Cellular

OPBDA / Revenues 54% 47%

* Operating Profit before Depreciation and Amortization

Note : Revenues and OPBDA after intercompany account elimination (1) Includes Data, Directories & Internet (2) Includes Argentine and Paraguayan operations

(1) (2)

Agenda

General context and evolution of the Telecom group Evolution of the Fixed-line Business Evolution of the Cellular Business.

Telecom - Unconsolidated information

Main variations for the 1 semester of FY 2004 ST

+ P$ 24 MM Local and DLD traffic

+ P$14 MM Monthly Charges

+ P$ 8 MM Internet

+ P$ 3 MM International Telephony

+ P$ 2 MM Others

+ P$ 48 MM Salaries & Soc. Sec. Contributions

+ P$ 24 MM Materials and supplies

TELECOM ARGENTINA

In MM $

Net Revenues Operating costs

Operating Profit Before D&A Margin Depreciation & amortization OPERATING PROFIT / (LOSS) Margin NET (LOSS) / INCOM E Margin

- P$ 888 MM in Foreign Exchange gains

6 months ended 06/30/04 6 months ended 06/30/03 $ Var. % Var.

1.378 1.292 86 7%

(630) (566) (64) 11%

748 726 22 3%

54% 56%

674 763 (89) -12%

74 (37) 111 -300%

5% -3%

(230) 1.288 (1.518) -118%

-17% 100%

Evolution of customers and rates in the Fixed-line Business

Evolution of Lines in Services (In thousands) 3.892

3.590

3.560

3.579

3.623

3.656

3.674

3.701

“Lines in services continue to grow. In 2Q04 LIS grew by 27K. Prepaid and restricted usage lines represented 14% of LIS.

120120

52 72

52

82

73

53

90

47

82

48

79

57

79

50

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’03 Jun’03

Gross Additions Total Disconnections Lines in Service

Evolution of Rates * (in $ per minute)

“The application of specific discounts on prices, the launch of new prepaid cards with lower pricing, all aimed to retain market position, have affected LD pricing in 2Q04.”

* Non adjusted pesos

0,68

0,70

0,71

0,73

0,72

0,78

0,76

0,17 0,18 0,18 0,18 0,18 0,18 0,17

0,03 0,03 0,03 0,03 0,03 0,03 0,03

Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’03 Jun’03

Avg. Local Avg. DLD Avg. Outgoing ILD

Evolution of traffic and usage in the Fixed-line Business

Total Traffic Evolution (In MM of minutes)

6.157

5.773

5.253

5.915

6.242

6.268

5.743

6.092

1.866

644

3.597

50

46

1.718

614

3.395

40

1.646

582

2.985

38

1.903

615

3.359

39

2.060

641

3.502

39

2.004

662

3.563

40

1.877

637

3.189

36

1.977

643

3.436

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun04

Local DLD ILD outgoing Internet

Average measured services & monthly basic charge*

(In $ per months)

“Fixed-line ARPU remained stable vs 1Q04, but increased by 3% vs. 2Q03 mainly due to increased usage.”

* Non adjusted pesos

36

38

41 40

40 40

37 39

21 24 23 25 26 26 24 25

15 15 15 14 14 15 15 15

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun04

Monthly basic charge Measured services

vs 1Q04 vs 2Q03 6,1% 3,0% 5,3% 3,9% -10,0% -5,3% 0,9% 4,6% 7,7% 2,3%

“Traffic trends are similar to those evidenced in the recent quarters. Total traffic increased by 3% vs 2Q03, pushed by the growth in Internet, DLD and localtraffic.”

Evolution of Internet customers

Evolution of Dial-up Subscribers (In thousands)

234

147 148 152 154 155 156 157

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar04 Jun04

“During 2Q04, the dial-up customer base keeps stable, experiencing a low but steady growth. The fall in customers since FY01 was due to the clean up process implemented by Arnet.”

Evolution of Arnet ADSL Subscribers

(In thousands)

Evolution of ADSL connections provided to other ISP’s (In thousands)

35

26 29

19 22

13 15 6

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 M ar04 Jun04

59

45 51

35 40

30 32 23

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar04 Jun04

“ADSL continues to grow mainly driven by high-end residential users and SMEs. Arnet has launched different promotions to capture the increase in demand for broadband services. Additionally, the Company continued to increase the coverage of the service”

Agenda

General context and evolution of the Telecom group Evolution of the Fixed-line Business Evolution of the Cellular Business

Telecom Personal (Unconsolidated information) Main variations for the 1 semester of FY 2004 ST

+ P$ 42 MM Prepaid cards

+ P$ 42 MM TLRD *

+ P$ 32 MM Calling party pays

+ P$ 25 MM Monthly charges and measure services

+ P$ 44 MM Handset sales

+P$ 72 MM Cost of cellular handsets

+P$ 33 MM TLRD *

+P$ 36 MM Agent commission and card sales

+P$ 23 MM Advertising

+P$ 17 MM Taxes

+P$ 7 MM Roaming

+P$ 7 MM Salaries & Soc. Sec. Contributions

TELECOM PERSONAL

In MM $

Net Rev enues Operat ing costs

Operating Profit Before D&A Margin Depreciation & amortization OPERATING PROFIT / (LOSS) Margin NET (LOSS) / INCOM E

Margin

6 months ended 06/30/04 6 months ended 06/30/03 $ Var. % Var.

675 448 227 51%

(475) (261) (214) 82%

200 187 13 7%

30% 42%

136 150 (14) -9%

64 37 27 73%

9% 8%

(31) 361 (392) -109%

-5% 81%

- P$ 339 MM in Foreign Exchange gains

* Charges related to the termination of calls in third-party cellular networks

Evolution of customers in the Cellular Business

Evolution of Cellular Subscribers *

(In thousands)

+ 38%

3.101

2.852

2.425

2.603

2.136

2.191

2.235

2.254

2.439

2.299

1.996

2.120

1.413

1.809

1.838

1.728

723

463

426

429

483

553

662

416

Dec’01 Dec’02 M ar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun’04

Post paid Prepaid

“As a result of commercial actions, gross additions continue to grow. Additionally, disconnections remain stable showing a significant decline in the level of churn.”

“Cellular growth continues to be strong. Annual and quarterly growth in subscribers reached 38% and 9% respectively. Post-paid customers continue with the growth trend evidenced since 3Q03 (+59% Y-o-Y).”

Evolution of Gross Additions & Disconnections

(in thousands)

338

296

253

228

209

98

126

71

170

190

57

137

129

89

75

47

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun’04

Gross Additions Disconnections

(*) Includes only Argentine operations

Evolution of ARPUs in the Cellular business

* Non-adjusted pesos

Cellular Usage in Argentina (ARPU in $/ MOU in minutes)

110

94

100

100

89

90

84

90

26

28

36

34

34

31

32

28

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun’04

MOU ARPU

Evolution of Prepaid ARPU * (in $ per month per customer)

“Despite increased competition, significant expansion of the customer base, and the inclusion of TLRD traffic, ARPUs substantially stable.”

Evolution of Contract ARPU *

(in $ per month per customer)

23

21

23

19

21

15

17

12

10

9

8

8

10

7

8

2

2

3

7

8

9

11

11

11

12

10

5

Dec’01 Dec’02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun’04

Traffic TLRD CPP

87

87

88

84

75

81

77

57

6

7

7

8

20

21

22

26

25

20

20

17

57

54

59

56

52

60

59

40

Dec01 Dec02 Mar’03 Jun’03 Sep’03 Dec’03 Mar’04 Jun’04

Postpaid outgoing revenues CPP TLRD

(*) Includes only Argentine operations

Telecom Argentina

This presentation may include statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 16, 2004	By:	/s/ Alberto Yamandú Messano
Name: Alberto Yamandú Messano Title: Director